FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2007

Commission File No. 000-49760

BROCKTON CAPITAL CORP.

(Translation of registrant's name into English)

Suite 403, 850 West Hastings Street, Vancouver, British Columbia, Canada V6C 1E1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

JANUARY 5, 2007

NEWS RELEASE

BROCKTON CAPITAL CORP.

BROCKTON CLOSES US$4.2 MILLION PRIVATE PLACEMENT

BROCKTON CAPITAL CORP. (the "Company" or “Brockton”) (OTC BB: BKCOF), January 5, 2007 Calgary, Alberta.

The Company is pleased to announce that it has completed a private placement of 8.4 million units at a price of $0.50 per unit. The unit consists of one common share and one-half share purchase warrant exercisable at a price of US$1.00 for a period of one year from the date of closing. This financing has been arranged to provide the company with working capital to establish an operations base in Calgary and conduct due diligence and pursue the recently announced non-conventional oil and gas opportunities in the United States.

The securities offered in the private placement were not registered under the Securities Act of 1933 as amended (the "Act"), and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act.

For further information, please contact:

Brad Kitchen at 604.737.1015;

bkitchen@shaw.ca

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “George Stapleton, II”

George T. Stapleton, II

President & Director

BRITISH COLUMBIA

ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Brockton Capital Corp. (the “Company”)

Suite 604 – 750 West Pender Street

Vancouver, BC V6C 2T7

Item 2.	Date of Material Change

January 5, 2007

Item 3.	News Release

The Company’s news release dated January 5, 2007 was disseminated by Market Wire on January 5, 2007.

Item 4.	Summary of Material Change

The Company announced that it completed its private placement of 8.4 million units at a price of US$0.50 per unit for gross proceeds of $4,200,000. Each units consists of one common share and one-half share purchase warrant exercisable at a price of US$1.00 for a period of one year from the date of closing.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The Company completed a private placement of 8.4 million units at a price of US$0.50 per unit for gross proceeds of $4,200,000. Each units consists of one common share and one-half share purchase warrant exercisable at a price of US$1.00 for a period of one year from the date of closing. The financing was arranged to provide the Company with working capital to establish an operations base in Calgary and conduct due diligence and pursue the recently announced non-conventional oil an gas opportunities in the United States.

The securities offered in the private placement were not registered under the Securities Act of 1933 as amended (the “Act”), and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact Brad Kitchen, Director of the Company, at 604.737.1015.

Item 9.	Date of Report

This report is dated January 23, 2007.

CW1021588.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROCKTON CAPITAL CORP.

/s/ Brad Kitchen

Brad Kitchen

Director

Date: January 23, 2007